

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 24, 2012

Via E-Mail
Ernest M. Freedman
Chief Financial Officer
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, CO  80237

>        **Re: Apartment Investment and Management Company**
>            **Form 10-K for the Fiscal Year Ended December 31, 2011**
>            **Filed February 23, 2012**
>            **File No. 001-13232**

Dear Mr. Freedman:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 23, 2012

Investing Activities, page 35

1.  We note your response to comment two and three in our letter dated March 16, 2012. It appears from your response to comment three that capital expenditures presented within the statements of cash flows as investment activities include capital replacements. Please explain to us your basis for capitalizing these costs given your response to comment two that capital replacements do not enhance the value, profitability, or useful life of an asset as compared to its condition at the time you purchased the asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief